Exhibit 97

Final Version
APTARGROUP, INC.

POLICY ON RECOUPMENT AND FORFEITURE
OF INCENTIVE COMPENSATION
Adopted October 11, 2023
Effective as of October 11, 2023
Overview
The Management Development & Compensation Committee of the Board of Directors (the “Committee”) of AptarGroup, Inc. (the “Company”) believes it is prudent to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. To that end, the Committee hereby adopts a policy that allows the Company to recover, to the extent permitted by applicable law, Incentive Compensation (as defined below), in whole or in part, following certain events as described below. The Committee has adopted the Policy on Recoupment and Forfeiture of Incentive Compensation (the “Policy”) on October 11, 2023 (the “Adoption Date”), and shall apply to any Incentive Compensation that is received by a Covered Executive (as defined below) on or after October 2, 2023. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission (“SEC”) rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.
Administration
The Policy shall be administered by the Committee. Any determination by the Committee shall be made by votes taken pursuant to the Committee’s Charter and the Company’s By-Laws, as they may be amended from time to time. The Committee shall have full power, authority, and sole and exclusive discretion to construe, interpret, and administer this Policy. Except to the extent otherwise required by law or applicable listing standards of the NYSE, any action taken by, or inaction of, the Committee relating to or pursuant to this Policy shall be within the absolute discretion of the Committee. All such actions or inactions of the Committee shall be conclusive and binding on each person, directly or indirectly, affected by such action or inaction, including, but not limited to, the Covered Executives (as defined below). Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or the Committee may have with respect to any Covered Executive subject to this Policy.
The Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with the rules of the SEC and the NYSE implementing Section 954 of the Dodd-Frank Act.

Covered Executives
Each current and former “executive officer” (as defined pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended) of the Company or any of its affiliates (“Covered Executives”). Covered Executives who cease employment or service with the Company and its affiliates shall continue to be bound by the terms of the Policy with respect to Incentive Compensation subject to this Policy.
Recovery Event
Pursuant to this Policy, the Committee shall as promptly as reasonably possible, to the extent legally permitted by applicable law, seek to require the return, repayment or forfeiture of any Erroneously Awarded Compensation (as defined below) received by any current or former Covered Executive during the applicable Recovery Period (as defined below) in the event that the Company is required to prepare an accounting restatement of previously disclosed financial results resulting from material non-compliance with the financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”).
Enforcement
Recoupment of Erroneously Awarded Compensation under this Policy shall be required regardless of whether the Covered Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.
In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive Compensation received by the Covered Executive during the applicable Recovery Period (as defined below) based on the erroneous data, over (ii) the Incentive Compensation that would have been received by the Covered Executive had it been calculated based on the restated financial information, as determined by the Committee (“Erroneously Awarded Compensation”). For Incentive Compensation based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive Compensation was received and the Company shall document the determination of that reasonable estimate and provide it to the NYSE.

The compensation recouped under this Policy shall not include Incentive Compensation received by a Covered Executive (i) prior to beginning service as a Covered Executive or (ii) if he or she did not serve as a Covered Executive at any time during the performance period applicable to the Erroneously Awarded Compensation in question. The Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from a Covered Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the Erroneously Awarded Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the NYSE, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

The Committee may seek to recover any Erroneously Awarded Compensation owed by a Covered Executive through any legal or equitable remedies that are available to the Company to recoup any Erroneously Awarded Compensation, including but not limited to one or more of the following methods, as selected by the Committee and subject to applicable law, including Section 409A of the Internal Revenue Code of 1986, as amended:
1)reimbursement of the amount of an affected cash payment received as Incentive Compensation;
2)recovery of shares issued in connection with, or proceeds realized on the settlement, sale, transfer, or other disposition of, any affected equity-based award received as Incentive Compensation;
3)offset of the Incentive Compensation from any compensation otherwise owed to the Covered Executive by the Company or its affiliates;
4)cancellation of an affected equity award received as Incentive Compensation, whether vested or unvested; or
5)any other remedial and recovery action permitted by law, as determined by the Committee.
If the Committee determines to seek recovery of Erroneously Awarded Compensation, it shall first make a written demand for repayment from the Covered Executive and, if the individual does not tender timely repayment in response to such demand, the Committee may pursue other remedies, including seeking a court order against the individual for such repayment. Covered Executives shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Company shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.
The amount of any Incentive Compensation subject to recovery shall be determined on a pre-tax basis.

No Indemnification

The Company shall not indemnify any Covered Executive against the loss of any Incentive Compensation effected pursuant to this Policy or any claims relating to the Company’s enforcement of rights under this Policy, and any purported indemnification shall be null and void ab initio.

Other Recoupment Rights

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, award agreement, or similar agreement entered into on or after the Adoption Date expressly require a Covered Executive to abide by the terms of this Policy; however, the absence of any such express provision in any such agreement shall not prevent application of the Policy to Covered Executives. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company with respect to any Covered Executive subject to this Policy, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any other policy of the Company, employment agreement, equity award, cash incentive award or other agreement applicable to a Covered Executive. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Incentive Compensation under this Policy and any other such rights or remedies.

Distinct Remedies in Case of Inappropriate Behavior

This Policy solely concerns remedies in case of a Financial Restatement and its application does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to inappropriate behavior on the part of the Covered Executive.

Non-Exclusivity of Policy

The terms of this Policy are in addition to any recoupment required or permitted by contract or by law, including the Sarbanes-Oxley Act of 2002, the Dodd Frank Act, and any other law or regulation that the Committee determines, in its discretion, is applicable.
Successors

The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, executors, administrators, and other legal representatives.

Acknowledgment

To the extent required by the Committee, each Covered Executive shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Covered Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Executive shall be fully bound by, and must comply with, the Policy, whether or not such Covered Executive has executed and returned such acknowledgment form to the Company.

Definitions

“Incentive Compensation” means all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the SEC, including stock price and total shareholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Covered Executive.
For the avoidance of doubt, “Incentive Compensation” shall not include any cash- or equity-based awards that vest solely based on the passage of time and/or the holder’s continuous employment with the Company and its affiliates and which were not granted based on performance with respect to a financial reporting measure.
“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this definition, or any transition period that results from a change in the Company’s fiscal year (as set forth in Section 303A.14(c)(1)(i)(D) of the NYSE Listed Company Manual). For this purpose, Incentive Compensation is considered to have been received by a Covered Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period. The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

EXHIBIT A
POLICY ON RECOUPMENT AND FORFEITURE OF INCENTIVE COMPENSATION
ACKNOWLEDGEMENT FORM
Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.
By signing this Acknowledgement Form, the undersigned acknowledges, confirms and agrees that the undersigned: (i) has received and reviewed a copy of the Policy; (ii) is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company; and (iii) will abide by the terms of the Policy, including, without limitation, by reasonably promptly returning any recoverable compensation to the Company as required by the Policy, as determined by the Committee in its sole discretion.

Sign:
Name:	[Employee]

Date: